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October 16, 1998

Mr. Michael Bushee
Meditrust Mortgage Investments, Inc.
197 First Avenue
Needham Heights, Massachusetts 02194

Re: Karrington Health, Inc. - Outstanding Leases and Mortgages
       To Meditrust

Dear Mr. Bushee:

This letter will set forth the terms and conditions under which Sunrise Assisted Living, Inc. ("Sunrise") will acquire (i) certain properties subject to leases and (ii) certain mortgage loans from Meditrust Corporation or its affiliates ("Meditrust"). The terms and conditions of the offer by Sunrise are as follows:

1. Assets to be Acquired. Sunrise will acquire (a) the fee simple title to six (6) separate properties which are subject to leases with Karrington Health, Inc. or its affiliates ("Karrington"), which leases are identified on Exhibit A attached hereto (the "Leases") plus (b) four (4) separate mortgage notes secured by first lien mortgages on the properties identified on Exhibit A (the "Mortgages").

2        Purchase Price.  The Purchase Price shall be the sum of: (i) the total amount advanced by Meditrust under each Lease and the related lease documentation (including any draws made thereunder since the inception of the Leases and the amount advanced by Meditrust to acquire the applicable property); plus (ii) the outstanding principal balance under the notes secured by the Mortgages plus all other accounts outstanding under the applicable loan documents as of the closing date due to additional advances under the loan documents; plus (iii) one percent (1%) of the sum of the amounts described in clauses (i) and (ii) above. The outstanding Lease and Mortgage obligations will be computed as of the closing date hereunder. All cash collateral (including, without limitation, all interest accrued thereon) currently held by Meditrust under the lease and loan documentation will be retained by Meditrust, but shall be credited to the purchase price at closing. Exhibit A contains the amounts described in clauses (i) and (ii) above as of October 15, 1998).

3. Terms of Payment. Sunrise will pay the entire purchase price by wired funds at closing.

4. Deposit. Prior to the close of business on the next business day after Sunrise's receipt of this countersigned agreement, Sunrise will deliver a deposit in the amount of $100,000 to Meditrust. The deposit shall be credited to purchase price at closing.


5. Closing Date. Closing of the purchase and sale of the Leases and Mortgages shall take place on December 2, 1999 at the offices of Nutter, McClennen & Fish, LLP in Boston, unless the parties otherwise mutually agree in writing.
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6.       Title.  Title to the properties subject to the Leases shall be good and marketable fee simple title, insurable by a nationally recognized title insurance company at commercially reasonable rates, free from any matter which would materially adversely affect the right to use the properties for the uses allowed under the applicable lease and loan documentation, but subject to any Leases with Karrington. Sunrise acknowledges that each of the Leases contains a right of first refusal in favor of Karrington and that this Agreement and Meditrust's obligations hereunder (and acceptance hereof) will be subject to compliance with the terms and conditions of such rights of first refusals. The Mortgages shall each constitute a first lien mortgage, insured by a lender's policy of title insurance issued by a nationally recognized title insurance company, subject only to commercially reasonable exceptions. At closing, an endorsement to such lender's title insurance policies shall be issued reflecting the assignment of the Mortgages to Sunrise and changing the insured party from Meditrust Mortgage Investments, Inc. to Sunrise. Sunrise will be responsible for all costs of title insurance.

7. Authority. Meditrust represents and warrants to Sunrise that it is the owner of the Leases and Mortgages and has not pledged any of the Leases or Mortgages or any interest therein to any other party.

8. Documentation. Promptly after complete execution of this Agreement, Meditrust will provide Sunrise with all nonproprietary information in its possession with respect to the Leases and Mortgages, including, without limitation, closing binders and related due diligence materials with respect to the Leases, Mortgages and real property related thereto.

9. Obligations Pending Closing. Meditrust agrees that from the date hereof it will maintain its relationship with Karrington in the normal and usual manner. Meditrust will not agree to any modification or amendments to the Leases or Mortgages without the prior consent of Sunrise, which consent shall not be unreasonably withheld. Meditrust will not declare any default under any Lease or Mortgage without providing Sunrise with five (5) days written notice thereof. Meditrust will not make any additional advances or incur any expenses under the Leases and Mortgages for which Sunrise will be obligated to pay or reimburse Meditrust without providing two (2) business days written notice to Sunrise.
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10.      Closing Deliveries.  At closing, Meditrust shall deliver to Sunrise all reasonable documentation (in form and substance reasonably acceptable to Sunrise and Meditrust) required to transfer and convey the Leases and Mortgages to Sunrise, including, without limitation: (i) a deed with respect to each property subject to the Leases, in substantially the same form as the applicable deed conveying such property to Meditrust, (ii) an assignment of Meditrust's interest in and to the Leases and related lease documents, with no representation from Meditrust other than as set forth in Paragraph 7 hereof,
(iii) an assignment of the Mortgages and related loan documents in recordable form with no representation from Meditrust other than as set forth in Paragraph 7 hereof, (iv) the original Note and original Mortgage with respect to each of the Mortgages, (v) a certificate of Meditrust with respect to the status of each of the Leases and Mortgages, including the outstanding obligations or balance relating thereto, the date through which each has been paid, and a statement of any default of which Meditrust is aware, (vi) a FIRPTA certificate, (vii) originals of any guarantees, pledge assignments, and other documentation executed and delivered in connection with the Leases and Mortgages, (viii) reasonable evidence of authority of the officer executing the documents on behalf of Meditrust and (ix) the original owner's and lender's policies of title insurance insuring Meditrust with respect to the Leases and Mortgages, respectively.

At closing, Sunrise will deliver to Meditrust all reasonable documentation (in form and substance reasonably acceptable to Sunrise and Meditrust) required to assume Meditrust's obligations under the Leases and Mortgages including, without limitation: (i) an assumption of Meditrust's interest in and to the Leases and the other related lease documents, (ii) an assumption of Meditrust's obligations under the Mortgages and related loan documents in recordable form and (iii) reasonable evidence of authority of the officer executing the documents on behalf of Sunrise.

12. Adjustments. All lease payments and interest under the Mortgages shall be adjusted as of the closing date. Any other items with respect to the Leases for which Meditrust is responsible will be subject to the usual and appropriate adjustments. Expenses of examination of title, and title insurance policies and endorsement, shall be paid by Sunrise. All state, county and local recording, deed stamp, transfer, mortgage and other taxes payable in connection with the conveyance and/or assignments shall be paid by Sunrise.

13. Termination. If Sunrise breaches this Agreement, and such breach continues for three (3) business days after written notice thereof, Meditrust may terminate this Agreement by written notice to Sunrise and as the sole remedy, at law or in equity, of Meditrust as a consequence of any such default by Sunrise, Sunrise shall pay to Meditrust the sum of One Million Dollars ($1,000,000), which sum the parties fix and settle as liquidated damages. The deposit shall be applied toward the liquidated damages.

14. Acceptance of Offer. This offer must be accepted by Meditrust and its acceptance communicated to Sunrise prior to 5:00 p.m. Saturday, October 17, 1998 or this offer will automatically expire. Acceptance of the offer may be communicated by facsimile to (703) 352-6661.
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15.      Assignment.  Sunrise may not assign its rights and obligations hereunder to any other party; however, Sunrise may designate any one or more nominee(s) to take title to the assets to be conveyed or assigned hereunder. Notwithstanding any such designation, Sunrise shall not be released from any of its obligations hereunder.

Very truly yours,

/s/ David W. Faeder

David W. Faeder
President


OFFER ACCEPTED:

Meditrust Corporation

By: /s/ Michael F. Bushee
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Date:  October 16, 1998
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